LIMITED GUARANTEE

LIMITED GUARANTEE, dated as of May 12, 2026 (this "**Limited Guarantee**"), by Cloopen Co., Ltd. (the "**Guarantor**"), in favor of Cloopen Group Holding Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the "**Guaranteed Party**"). Capitalized terms used and not otherwise defined herein and the term "person" shall have the meanings ascribed to such terms in the Merger Agreement (as defined below). For purposes of this Limited Guarantee, "**Affiliate**" shall have the meaning ascribed to it in that certain interim investors agreement, dated as of the date hereof (the "**Interim Investors Agreement**"), by and among the Parent Parties and the other parties thereto.

Concurrently with the delivery of this Limited Guarantee, each of Retail Technology Asia Limited and Trustbridge Partners VII, L.P. (collectively, the "**Other Guarantors**" and each, an "**Other Guarantor**") is entering into a limited guarantee in form and content substantially identical (except for the definitions of "Cap" and "Pro Rata Percentage") to this Limited Guarantee (collectively, the "**Other Limited Guarantees**" and each, an "**Other Limited Guarantee**") in favor of the Guaranteed Party.

1.   <u>Guarantee</u>.

(a)   To induce the Guaranteed Party to enter into that certain agreement and plan of merger, dated as of the date hereof (as may be amended, restated, supplemented or otherwise modified from time to time, the "**Merger Agreement**"), by and among SpringX Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands ("**Parent**"), AutumnX Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned Subsidiary of Parent (" **HoldCo**"), SummerX Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned Subsidiary of HoldCo ("**Merger Sub**" and, together with Parent and HoldCo, the "**Parent Parties**" and each, a "**Parent Party**"), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party continuing as the surviving company and becoming a wholly-owned Subsidiary of HoldCo (the "**Merger**"), the Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, on the terms and conditions set forth herein, the due and punctual performance and discharge of the Pro Rata Percentage (as defined below) of the payment obligations of Parent or HoldCo to the Guaranteed Party under Section 8.06(b) and Section 6.07(f) of the Merger Agreement, if, as and when those obligations become payable under, and in each case subject to the terms and limitations of, the Merger Agreement (collectively and without regard to the Pro Rata Percentage, the "**Guaranteed Obligations**"); *provided* that, notwithstanding anything to the contrary contained in this Limited Guarantee, (i) in no event shall the Guarantor's aggregate liability under this Limited Guarantee exceed 0.41494% (the "**Pro Rata Percentage**") of the amount of (x) US$3,202,319 *plus* (y) any costs, expenses and interests payable by Parent Parties to the Company pursuant to Section 6.07(f), Section 8.06(b) and Section 8.06(d) of the Merger Agreement less (z) any amount actually paid by or on behalf of

Parent or HoldCo to the Guaranteed Party (such limitations on the liability of the Guarantor in respect of the Pro Rata Percentage of the Guaranteed Obligations being herein referred to as the "**Cap**"), (ii) this Limited Guarantee may not be enforced against the Guarantor without giving effect to the proviso to the immediately preceding sentence, including the Cap, and to the provisions of Sections 5 and 6, and (iii) the Guaranteed Party shall not seek to enforce this Limited Guarantee for an amount in excess of the Cap. This Limited Guarantee may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

(b) If Parent fails to perform or discharge, or cause to be performed or discharged, any Guaranteed Obligations when due, then the Guarantor shall, on the Guaranteed Party's demand in writing, pay to the Guaranteed Party the Pro Rata Percentage of the Guaranteed Obligations (subject to the Cap), and the Guaranteed Party may at any time and from time to time, at its option, and so long as Parent has failed to perform or discharge, or cause to be performed or discharged, the Guaranteed Obligations, take any and all actions available hereunder to collect the Guarantor's liabilities hereunder in respect of the Pro Rata Percentage of the Guaranteed Obligations, subject to the Cap and other limitations set forth herein.
The Guarantor agrees to pay on demand, subject to the Cap, all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights thereunder in the event that (i) the Guarantor asserts in any action that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such action, or (ii) the Guarantor fails or refuses to make any payments to the Guaranteed Party hereunder if and when due and payable and it is finally determined judicially or by arbitration that the Guarantor is required to make such payment hereunder.

2. <u>Nature of Guarantee</u>. The Guarantor's liability hereunder is, subject to the terms and conditions hereof, absolute, irrevocable, unconditional and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by the Parent Parties, in each case to the extent that any of the foregoing does not have the effect of expanding the circumstances under which the Parent Termination Fee is payable under the Merger Agreement or increasing the Cap. Without limiting the foregoing, the Guaranteed Party shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that any of the Parent Parties becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor's obligations hereunder. In the event that any payment to the Guaranteed Party hereunder in respect of the Guaranteed Obligations is rescinded or must otherwise be, and is, returned to the Guarantor for any reason whatsoever (other than as set forth in Section 5), the Guarantor shall, subject to the terms and conditions hereof (including the Cap), remain liable hereunder with respect to the Pro Rata Percentage of the Guaranteed Obligations, as if such payment had not been made. This Limited Guarantee is a guarantee of payment and not of collection. This Limited Guarantee is a primary and original obligation of the Guarantor and is not merely the creation of a surety relationship, and the Guaranteed Party shall not be required to proceed against Parent, HoldCo or Merger Sub first before proceeding against the Guarantor.

3.   Changes in Obligations; Certain Waivers.

(a)   The Guarantor agrees that the Guaranteed Party may, subject to the terms and conditions hereof (including the Cap), at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any portion of the Guaranteed Obligations, and may also enter into any agreement with Parent and/or HoldCo for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part or for any modification of the terms thereof or any agreement with Parent, HoldCo, or Merger Sub, without in any way impairing or affecting the Guarantor's obligations under this Limited Guarantee or affecting the validity or enforceability of this Limited Guarantee, in each case in accordance with the Merger Agreement; *provided*, *however*, that nothing contained in this Limited Guarantee is intended to modify or supersede the provisions of the Merger Agreement. Subject to the other terms and conditions set forth herein, the Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by:

(i)   the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against the Parent Parties, the Guarantor or the Other Guarantors interested in the Transactions, including the Merger;

(ii)   any change in the time, place or manner of payment of the Guaranteed Obligations, or any waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement made in accordance with the terms thereof or any agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations;

(iii)   any change in the legal existence, structure or ownership of the Parent Parties or any other person now or hereafter liable with respect to the Guaranteed Obligations;

(iv)   except as expressly provided herein, the existence of any claim, set-off or other right which the Guarantor may have at any time against the Parent Parties or the Guaranteed Party, whether in connection with the Guaranteed Obligations or otherwise;

(v)   any addition, substitution, legal or equitable discharge or release (in the case of a discharge or release, other than (A) a discharge or release of the Guarantor with respect to the Pro Rata Percentage of the Guaranteed Obligations as a result of payment in full of the Pro Rata Percentage of Guaranteed Obligations in accordance with the terms herein, (B) a full discharge or release of Parent or HoldCo with respect to the Guaranteed Obligations under the Merger Agreement, or (C) as a result of any claim or set-off against or valid defenses to the payment of the Guaranteed Obligations that would be available to Parent or HoldCo under the Merger Agreement or in respect of a breach by the Guaranteed

Party of this Limited Guarantee) of any person now or hereafter liable with respect to any portion of the Guaranteed Obligations;

(vi)   any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Parent Parties or any other person now or hereafter liable with respect to the Guaranteed Obligations;

(vii)   the adequacy of any means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; or

(viii)   any other act or omission that may in any manner or to any extent vary the risk of or to the Guarantor or otherwise operate as a discharge of the Guarantor's Pro Rata Percentage of the Guaranteed Obligations as a matter of law or equity (other than as a result of payment of the Pro Rata Percentage of the Guaranteed Obligations in accordance with the terms herein).

(b)   Subject to the Cap, to the fullest extent permitted by applicable Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any applicable Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any portion of the Guaranteed Obligations incurred and all other notices of any kind (other than notices to any of the Parent Parties pursuant to and expressly required under the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar applicable Law now or hereafter in effect or right to require the marshalling of assets of, or all suretyship defenses generally available to, any of the Parent Parties or any other person now or hereafter liable with respect to the Guaranteed Obligations. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

(c)   To the fullest extent permitted by applicable Law, the Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against any of the Parent Parties that arise from the existence, payment, performance, or enforcement of the Guarantor's obligations under or in respect of this Limited Guarantee (subject to the limitations described herein), including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against any of the Parent Parties, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from any of the Parent Parties, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all amounts payable by the Guarantor under this Limited Guarantee (which in any event shall be subject to the Cap) shall have been paid in full. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of all amounts payable by the Guarantor under this Limited Guarantee (which in any event shall be subject to the Cap), such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor, and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to all amounts payable by the Guarantor under this Limited Guarantee.

(d)   Notwithstanding anything to the contrary contained in this Limited Guarantee or otherwise (including the other provisions of this Section 3), the Guaranteed Party hereby agrees that, (i) to the extent any Guaranteed Obligation is not payable pursuant to, and in accordance with, the Merger Agreement, the Guarantor shall be similarly relieved of its obligation to make payment under this Limited Guarantee for the same obligation for which the Parent Parties were relieved under the Merger Agreement, and (ii) the Guarantor shall have all defenses to the payment of its obligations under this Limited Guarantee (which in any event shall be subject to the Cap) that would be available to any of the Parent Parties under the Merger Agreement with respect to the Guaranteed Obligations.

4.   Representations and Warranties.

The Guarantor hereby represents and warrants to the Guaranteed Party that:

(a)   it has the requisite power and authority to execute and deliver this Limited Guarantee, to perform its obligations hereunder, and to consummate the transactions contemplated hereby, and is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation;

(b)   this Limited Guarantee has been duly executed and delivered by it and the execution, delivery and performance of this Limited Guarantee by it and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or similar action on the part of it, and no other corporate or similar actions or proceedings on the part of it are necessary to authorize this Limited Guarantee or to consummate the transactions contemplated hereby;

(c)   assuming due authorization, execution and delivery by the Guaranteed Party, this Limited Guarantee constitutes a legal, valid and binding agreement of it, enforceable against it in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exception;

(d)   except for the applicable requirements of the Exchange Act and Laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is required on the part of it for the execution, delivery and performance of this Limited Guarantee by it or the consummation by it of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Limited Guarantee by it, nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof shall in any material respect (x) conflict with or violate any provision of the organizational documents of it, (y) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of it pursuant to any Contract to which it is a party or by which it or any property or asset of it is bound or affected, in each case which have, or could have, the effect of preventing, impeding or interfering with or adversely affecting the performance by it of its obligations under this Limited Guarantee, or (z) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets;

(e)   on the date hereof, there is no Action pending against it or, to the knowledge of it, any other person or, to the knowledge of it, threatened against it or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by it of its obligations under this Limited Guarantee; and

(f)   it has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for it to fulfill its obligations under this Limited Guarantee shall be available to it for so long as this Limited Guarantee shall remain in effect in accordance with Section 5.

5.   <u>Continuing Guarantee</u>.

(a)   Unless terminated pursuant to this Section 5, this Limited Guarantee may not be revoked or terminated and shall remain in full force and effect and shall be binding on the Guarantor and its successors and permitted assigns until the Guarantor's Pro Rata Percentage of the Guaranteed Obligations (subject to the Cap) have been indefeasibly paid in full. Notwithstanding the foregoing or anything express or implied in this Limited Guarantee or otherwise, this Limited Guarantee shall automatically and immediately terminate and the Guarantor shall have no further obligations under or in connection with this Limited Guarantee as of the earliest to occur of:

(i)   the Effective Time;

(ii)   the payment by the Guarantor in full to the Guaranteed Party of the Pro Rata Percentage of the Guaranteed Obligations;

(iii)   the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in other circumstances where the Parent Termination Fee or other payments pursuant to the Merger Agreement is not payable; and

(iv)   sixty (60) days following the termination of the Merger Agreement in accordance with its terms under circumstances in which HoldCo would be obligated to pay the Parent Termination Fee in accordance with the terms of the Merger Agreement, unless the Guaranteed Party shall have asserted a claim in writing for payment of any Parent Termination Fee or Guaranteed Obligation to the Parent Parties or the Guarantor prior to the expiration of such sixty (60)-day period, in which case this Limited Guarantee shall terminate upon the final, non-appealable resolution of such action and satisfaction by the Guarantor of any obligations finally determined or agreed to be owed by the Guarantor, consistent with the terms hereof; provided that Sections 5 through 13 shall survive any termination hereof for so long as any other provision of this Limited Guarantee remains in effect.

(b)   Notwithstanding the foregoing, or anything express or implied in this Limited Guarantee or otherwise, in the event that the Guaranteed Party or any of its Affiliates or any of its or their respective directors, managers, general partners, or officers (which, for the purpose of this Limited Guarantee, shall exclude the Guarantor, any Other Guarantor, any Rollover Shareholder, any Management Party and any Affiliate of the foregoing) (collectively, the "**Guaranteed Party Related Parties**" and each, a "**Guaranteed Party Related Party**") asserts in an Action that (A) the provisions of Section 1 limiting the Guarantor's aggregate liability to the Cap, or any other provisions of this Limited Guarantee, are illegal, invalid or unenforceable, in whole or in part, or the Guarantor is liable in respect of any Guaranteed Obligations in excess of or to a greater extent than the Cap, (B) the provisions of the equity commitment letter executed and delivered by the Guarantor to Parent, dated as of the date hereof (the "**Equity Commitment Letter**"), limiting the Guarantor's liability, or any other provisions of the Equity Commitment Letter, are illegal, invalid or unenforceable, in whole or in part, or the Guarantor is liable thereunder in excess of or to a greater extent than its Commitment, or (C) any theory of liability against any Non-Recourse Party (as defined below) with respect to this Limited Guarantee or any other Transaction Document or any of the transactions contemplated hereby or thereby and/or any related matters, other than the Guaranteed Party asserting any Retained Claim (as defined below) against any Non-Recourse Party(ies) against which such Retained Claim may be asserted pursuant to Section 6, then: (x) the obligations of the Guarantor under or in connection with this Limited Guarantee shall terminate *ab initio* and be null and void; (y) if the Guarantor has previously made any payments under or in connection with this Limited Guarantee, the Guarantor shall be entitled to recover and retain such payments; and (z) neither the Guarantor nor any other Non-Recourse Party shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to the Guaranteed Party in any way under or in connection with this Limited Guarantee or any other Transaction Document or any of the transactions contemplated hereby or thereby and/or any related matters. Upon the request of the Guarantor after any valid termination of this Limited Guarantee pursuant to the provisions of this Section 5, the Guaranteed Party shall promptly provide the Guarantor with written confirmation of such termination. For purposes of this Limited Guarantee, the terms "Commitment" and "Other Equity Commitment Letters" each have the meanings ascribed to them in the Equity Commitment Letter.

6.   No Recourse; Release. The Guaranteed Party acknowledges the separate legal existence of each of the Parent Parties. The Guaranteed Party acknowledges and agrees that the sole asset of the Parent Parties is cash in a *de minimis* amount and that no additional funds are expected to be contributed to any of the Parent Parties unless and until the Closing occurs under

the Merger Agreement. Notwithstanding anything that may be expressed or implied in any Transaction Document or statement made or action taken in connection with, or that otherwise in any manner relates to, the Transactions, including the Merger, or the negotiation, execution, performance or breach of any Transaction Document (this Limited Guarantee, the other Transaction Documents and such agreements, instruments, statements and actions collectively, "**Transaction-Related Matters**" and each, a "**Transaction-Related Matter**"), and notwithstanding any equitable, common law or statutory right or claim that may be available to the Guaranteed Party or any Guaranteed Party Related Party, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party covenants, acknowledges and agrees, on behalf of itself and the Guaranteed Party Related Parties, that:

(a) no Non-Recourse Party has or shall have any obligations (whether of an equitable, contractual, tort, statutory or other nature) under, in connection with or in any manner related to any Transaction-Related Matter, other than (i) the Parent Parties' and their respective successors and assigns' obligations under and pursuant to the terms of the Merger Agreement, (ii) the Guarantor's and its successors and assigns' obligations to make a cash payment (subject to the Cap) to the Guaranteed Party under and pursuant to the terms of this Limited Guarantee, or each Other Guarantor's obligations and its respective successors and assigns' obligations to make a cash payment (subject to the applicable cap thereunder) to the Guaranteed Party under and pursuant to the terms of the Other Limited Guarantee of such Other Guarantor, (iii) Parent's obligation to cause the Cash Equity Financing to be funded in accordance with the terms of the Equity Commitment Letter and the Other Equity Commitment Letters, in each case, when and if the conditions thereto have been satisfied, (iv) the Parent Parties' obligations pursuant to Section 6.02(e) of the Merger Agreement to use reasonable best efforts to cause the performance of certain obligations of the Rollover Shareholders under the Support Agreement pursuant to the terms set forth in the Support Agreement, and (v) the Guarantor's and its successors and assigns' obligations to specifically perform its or its successors or assigns' obligations to make an equity contribution to Parent under and pursuant to the terms of the Equity Commitment Letter, or each Other Guarantor's and its successors and assigns' obligations to specifically perform such Other Guarantor's or its successors or assigns' obligations to make an equity contribution to Parent under and pursuant to the terms of the Other Equity Commitment Letter, in each case, when and if the conditions thereto have been satisfied (the claims described in the foregoing clauses (i) through (v) against the persons specified in the applicable clause or any of their respective permitted successors or assigns, collectively, the "**Retained Claims**" and each, a "**Retained Claim**");

(b) no recourse (whether under an equitable, contractual, tort, statutory or other claim or theory) under in connection with or in any manner related to, any Transaction-Related Matter shall be sought or had against (and, without limiting the generality of the foregoing, no liability shall attach to) any Non-Recourse Party, whether through the Parent Parties, or any other person interested in the Transactions, including the Merger, or otherwise, whether by or through theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or any other attempt to avoid or disregard the entity form of any Non-Recourse Party, by or through a claim by or on behalf of the Guaranteed

Party or any Guaranteed Party Related Party, the Parent Parties or any other person against any Non-Recourse Party, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Law, or otherwise, except, in each case, for the Retained Claims against the relevant person(s) for such Retained Claim as described in Section 6(a); it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Recourse Party, as such, for any obligation of the Guarantor under this Limited Guarantee or any other Transaction Document or the transactions contemplated hereby and thereby, in respect of any course of conduct, any course of dealing, or any oral representations, warranties, agreements or statements made or alleged to have been made in connection herewith or therewith, or for any claim (whether in contract, tort, statute or otherwise) based on, in respect of, or by reason of, such obligations or the creation thereof; *provided* that the foregoing shall not limit, abridge or otherwise modify any remedies available under the Retained Claims against the relevant person(s) for such Retained Claim as described in Section 6(a); *provided*, further, that, to the extent applicable, in the event the Guarantor (A) consolidates with or merges with any other person and is not the continuing or surviving entity of such consolidation or merger, or (B) transfers or conveys all or a substantial portion of its properties and other assets to any person such that the sum of the Guarantor's remaining net assets plus uncalled capital is less than the Cap as of the time of such transfer, then, and in each such case, the Guaranteed Party may seek recourse, whether by the enforcement of any judgment or assessment, by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable Law, against such continuing or surviving entity or such person, as the case may be, but only if the Guarantor fails to satisfy its payment obligations hereunder and only to the extent of the liability of the Guarantor hereunder; and

(c)   The Retained Claims shall be the sole and exclusive remedy (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) of the Guaranteed Party, the Guaranteed Party Related Parties and any person purporting to claim by or through any of them or for the benefit of any of them against any or all of the Non-Recourse Parties, in respect of any claims, liabilities or obligations arising in any way under, in connection with or in any manner related to any Transaction-Related Matter (and a particular Retained Claim may only be brought by the relevant person(s) entitled to benefit from such Retained Claim in accordance with Section 6). To the fullest extent permitted by applicable Law, the Guaranteed Party, on behalf of itself and the Guaranteed Party Related Parties, hereby releases, remises and forever discharges all claims (other than the Retained Claims against the relevant person(s) for such Retained Claim as described in Section 6(a) that the Guaranteed Party or any Guaranteed Party Related Party has had, now has or might in the future have against any Non-Recourse Party arising in any way under, in connection with, or in any manner related to, any Transaction-Related Matter. The Guaranteed Party hereby covenants and agrees that, other than with respect to the Retained Claims against the relevant person(s) for such Retained Claim as described in Section 6(a), it shall not, and it shall use its commercially reasonable efforts to cause the Guaranteed Party Related Parties not to, institute any proceeding or bring any claim in any way under, in connection with or in any manner related to any Transaction-Related Matter (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Non-Recourse Party. Notwithstanding

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anything to the contrary contained in this Limited Guarantee or otherwise, no person other than the Guaranteed Party, the Guaranteed Party Related Parties and the Non-Recourse Parties shall have any rights or remedies under, in connection with, or in any manner related to, any Transaction-Related Matter.

For the purposes of this Limited Guarantee, any pursuit of a claim against a person by the Guaranteed Party or any Guaranteed Party Related Party (or any person claiming by, through or on behalf of any of them) shall be deemed to be pursuit of a claim by the Guaranteed Party. A person shall be deemed to have pursued a claim against another person if such first person brings an Action against such second person, adds such second person to an existing Action or otherwise asserts a legal claim of any nature against such second person.

For purposes of this Limited Guarantee, the term "**Non-Recourse Party(ies)**" means, the Guarantor, the Parent Parties, the Other Guarantors and any and all former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interests, controlling persons, incorporators, directors, officers, employees, agents, members, managers, management companies, general or limited partners, stockholders, Representatives, assignees or Affiliates of the Guarantor or any of the Parent Parties, or of any of the foregoing.

7.   No Assignment. Neither this Limited Guarantee nor any rights, benefits or obligations set forth herein shall be assigned (whether by operation of law, merger, consolidation or otherwise), delegated or otherwise transferred by either party hereto without the consent of the other party hereto; except that the Guarantor may, subject to the terms and conditions set forth in this Limited Guarantee and the Interim Investors Agreement, assign, delegate or otherwise transfer its rights, benefits or obligations set forth herein, including its obligation to pay the Pro Rata Percentage of the Guaranteed Obligations, in whole or in part, without the consent of the Guaranteed Party, to its Affiliate(s) to which it has allocated all or a portion of its commitment to Parent; *provided* that such transferee has certified in writing to the Guaranteed Party prior to such assignment that it is capable of (x) making the representations and warranties set forth in Section 4, and (y) performing all of its obligations hereunder. Any purported assignment, delegation or transfer in violation of this Section 7 shall be null and void and of no force and effect.

8.   Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) upon actual receipt, if delivered personally, (b) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier, delivery fees prepaid, or (c) upon transmission, if sent by e-mail on a Business Day prior to 5:00 p.m. Hong Kong time (and otherwise on the next Business Day), in each case to the respective parties hereto at the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8).

If to the Guaranteed Party: 16/F, Tower A, Fairmont Tower
                                          33 Guangshun North Main Street
                                          Chaoyang District, Beijing 100102
                                          People's Republic of China

	Attention: Yipeng Li
	Email: liyipeng@yuntongxun.com

with a copy (which shall not constitute notice) to:	Hogan Lovells
	11/F, One Pacific Place
	88 Queensway
	Hong Kong
	Attention: Stephanie Tang, Esq.
	Email: Stephanie.Tang@hoganlovells.com

If to the Guarantor:	16/F, Tower A, Fairmont Tower
	33 Guangshun North Main Street
	Chaoyang District, Beijing
	People's Republic of China
	Attention: Changxun Sun
	Email: [REDACTED]

with a copy (which shall not constitute notice) to:	King & Wood
	28th Floor, China Resources Tower
	2666 Keyuan South Road, Nanshan District
	Shenzhen, Guangdong 518052
	People's Republic of China
	Attention: Owen Wang
	Email: owen.wang@cn.kingandwood.com

9.   Governing Law; Jurisdiction; Venue.

(a)   This Limited Guarantee and all suits, actions or proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Limited Guarantee, any of the transactions contemplated by this Limited Guarantee, or any of the acts or omissions of the Guaranteed Party, the Guarantor or Parent Parties in the negotiation, execution, performance or enforcement hereof or thereof shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York.

(b)   Subject to the last sentence of this paragraph, any disputes, actions and proceedings against any party hereto or arising out of or in any way relating to this Limited Guarantee shall be submitted to the Hong Kong International Arbitration Centre ("**HKIAC**") and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9(b) (the "**Rules**"). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an "**Arbitrator**"). The claimant(s), irrespective of number, shall nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one (1) Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties hereto. Any party hereto to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

10.   Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

11.   Third Party Beneficiaries. This Limited Guarantee shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee is intended to, nor shall, confer upon any other person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein, except that as a material aspect of this Limited Guarantee the parties intend that all Non-Recourse Parties other than the Guarantor shall be, and such Non-Recourse Parties are, intended third party beneficiaries of this Limited Guarantee who may rely on and enforce the provisions of this Limited Guarantee that bar the liability, or otherwise protect the interests, of such Non-Recourse Parties.

12.   Confidentiality. This Limited Guarantee shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Transactions, including the Merger. This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document by the Guaranteed Party (other than the Merger Agreement, the Financing Documents, the Interim Investors Agreement, the Support Agreement, the Equity Commitment Letters and the Other Limited Guarantees), by and among the Parent Parties and the other parties thereto) except with the prior written consent of the Guarantor in each instance; *provided* that no such written consent is required for any disclosure of the existence or content of this Limited Guarantee by the Guaranteed Party: (a) to the extent required by applicable Law, the applicable

rules of any securities exchange or in connection with any SEC or stock exchange filings relating to the Transactions, including the Merger (*provided* that, to the extent permitted by applicable Law, the Guaranteed Party will provide the Guarantor an opportunity to review such required disclosure in advance of such disclosure being made), or (b) to any of the Guaranteed Party's Representatives who need to know of the existence or terms of this Limited Guarantee.

13.   Miscellaneous.

(a)   Together with the Merger Agreement, the Financing Documents, the Interim Investors Agreement, the Support Agreement, the Equity Commitment Letters, the Other Limited Guarantees and the Confidentiality Agreements, this Limited Guarantee constitutes the entire agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Guarantor or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other, with respect to the transactions contemplated hereby.

(b)   No amendment, supplementation, modification or waiver of this Limited Guarantee or any provision hereof shall be enforceable unless approved by each party hereto in writing. No waiver by any party of any provision of this Limited Guarantee or any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. The failure or delay by any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights. Except as otherwise set forth herein, each and every right, remedy and power hereby granted to each party hereto or permitted by applicable Law shall be cumulative and not exclusive of any other, and may be exercised by such party at any time or from time to time. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner, or exhaust any or all of the Guaranteed Party's rights, against any of the Parent Parties or any other person now or hereafter liable for any Guaranteed Obligations or interested in the Transactions prior to proceeding against the Guarantor, and the failure by the Guaranteed Party to pursue such rights or remedies against any of the Parent Parties shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party under and subject to this Limited Guarantee.

(c)   Any term or provision of this Limited Guarantee that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Limited Guarantee or affecting the validity or enforceability of any of the terms or provisions of this Limited Guarantee in any other jurisdiction. If any provision of this Limited Guarantee is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(d)   The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee. The following provisions shall be applied wherever appropriate herein: (i) when a reference is made in this Limited Guarantee to a Section such reference shall be to a Section of this Limited Guarantee unless otherwise indicated; (ii) "herein", "hereby", "hereunder", "hereof" and other equivalent words shall refer to this Limited Guarantee as an entirety and not solely to the particular portion of this Limited Guarantee in which any such word is used; (iii) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (iv) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (v) the word "including" or any variation thereof shall mean "including, without limitation"; (vi) the word "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends and such phrase shall not mean simply "if"; and (vi) the symbol "US$" refers to United States Dollars.

(e)   All parties hereto acknowledge that each party hereto and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

(f)   This Limited Guarantee shall not be effective until it has been executed and delivered by all parties hereto. This Limited Guarantee may be executed in any number of counterparts (including by .pdf delivered via email), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

[*Signature pages follow.*]

IN WITNESS WHEREOF, the Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

Cloopen Co., Ltd.

By: /s/ Changxun Sun

Name: Changxun Sun

Title: Director

IN WITNESS WHEREOF, the Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

Cloopen Group Holding Limited

By: /s/ Adam ZHAO
Name: Adam ZHAO
Title: Special Committee Chairman for and on behalf of Cloopen Group Holding Limited